

January 24, 2013

<u>Via Facsimile</u>
Uriel Lizama
Chief Executive Officer
Personality Software Systems, Inc.
11730 W. Sunset Blvd., No. 119
Los Angeles, CA 90049

      Re: Personality Software Systems, Inc.
            Form 8-K filed January 11, 2013
            File No. 333-182393

Dear Mr. Lizama:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Jaime G. John

                     Jaime G. John
                     Staff Accountant